UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Cadbury plc ———————————————————————————————————
(Translation of registrant’s name into English)

England ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Cadbury House Sanderson Road Uxbridge Middlesex UB8 1DH
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury plc

Date: 03/08/2009	By:	J M Mills
	Name:	J M Mills
	Title:	Director of Group Secretariat

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting Rights and Capital, 30 June 2009
99.2	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - HT Stitzer and various, 2 July 2009
99.3	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - R Viault, 9 July 2009
99.4	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - C Van Steenbergen, 15 July 2009
99.5	Notification of Transactions of Directors, Persons discharging Managerial Responsibility or Connected Persons - T Fernandez and D Macnair, 20 July 2009
99.6	Holdings in Company - 29 July 2009
99.7	Voting Rights and Capital, 31 July 2009